UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 25, 2024

Date of Report (Date of earliest event reported)

Plutonian Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41554	86-2789369
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1441 Broadway 3rd, 5th & 6th Floors New York NY	10018
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 969-0946

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of one Common Stock, one redeemable Warrant, and one Right	PLTNU	The Nasdaq Stock Market LLC
Common Stock	PLTN	The Nasdaq Stock Market LLC
Warrant, each warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	PLTNW	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-sixth of one share of Common Stock	PLTNR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 25, 2024, the Company held the Annual Meeting. On February 27, 2024, the record date for the Annual Meeting, there were 5,000,767 shares of common stock of Plutonian entitled to be voted at the Annual Meeting. At the Annual Meeting, 3,521,473 shares of common stock of Plutonian or 70.4% of the shares entitled to vote at the Annual Meeting were represented in person or by proxy.

1. The Director Proposal

Stockholders approved the Director Proposal, a proposal to re-elect five directors to the Company’s board of directors until the next annual meeting of stockholders following this annual meeting or until such director’s successor is elected and qualified. Passage of the Director Proposal required approval by the affirmative vote of a majority of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. The voting results were as follows:

NOMINEE	FOR	WITHHELD
1a. Wei Kwang Ng	3,521,473	0
1b. Ke Wang	3,521,473	0
1c. Sze Wai Lee	3,521,473	0
1d. Robert M. Annis	3,302,933	218,540
1e. Harry Harnett	3,521,473	0

2. The Auditor Proposal

Stockholders approved the proposal to ratify the appointment by our audit committee of Marcum LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023. Passage of the Auditor Proposal required approval by the affirmative vote of a majority of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. The voting results were as follows:

FOR	AGAINST	ABSTAIN
3,521,473	0	0

Item 9.01. Financial Statements and Exhibits.

ExhibT No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 25, 2024

PLUTONIAN ACQUISITION CORP.

By:	/s/ Wei Kwang Ng
Name:	Wei Kwang Ng
Title:	Chief Executive Officer

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